

Christopher Grey · 2nd in

Co Founder and COO at CapLinked and TransitNet, Angel
Investor, Advisor, Stanford University

Manhattan Beach, California, United States · 500+ connections ·

Contact info

 **CapLinked**

 **Stanford University**

Featured

 **Forbes Business Council**

Experience



Co-Founder and COO
CapLinked
Jan 2011 – Present · 9 yrs 11 mos
Los Angeles

CapLinked is a leading provider of highly secure virtual data rooms and document control
systems to enterprises and the financial industry. Our products are services are used by over

100,000 professionals, processing millions of documents, and serving a diverse and international group of clients in the Fortune 500, Wall Street, main street, and government agencies.

Investor in early stage start ups (54 investments, 20 profitable exits, 31 still active, 3 deaths)

CGH Investments, LLC

Mar 2012 – Present · 8 yrs 9 mos

Greater Los Angeles Area

Active portfolio companies include 15Five, Enclear, Leucadia, Thryve, Suggestic, Intelligent Implants, Vast Biome, Circularis, Repair, Ancilia, and Biorosa via Bioverge, Grin, ShootmyTravel, Massive, Neyborly, Xendoo, Underground Cellar, Enklu, Assure, Dexter, Contiq, Formulate, SupportPay, Root AI, and Nutrisense via Launch, Darwin, Patch, and Intuitive, Placer ...**see mor**



Co Founder and Board Member

TransitNet

Dec 2017 – Present · 3 yrs

Greater Los Angeles Area

TransitNet is a block chain company that allows fund administrators and accounting firms to better manage the information provided to them by their crypto fund clients. By using TransitNet, some of the transparency and regulatory risks involved for these service providers working with crypto funds can be easily reduced.

Managing Partner

Third Wave Partners, LLC

Aug 2008 – Jul 2010 · 2 yrs

Third Wave Partners invested in undervalued real estate opportunities and distressed situations.

Managing Director

Emigrant Bank (subsidiary of)

Aug 2005 – Aug 2008 · 3 yrs 1 mo

Los Angeles

Founded and managed the west coast office that completed several billion dollars of investments.

Emigrant provided various types of financing for real estate projects and public and ...**see mor**

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Education



Stanford University

AB, Economics

La Jolla High School



